Exhibit 10.1

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7000

August 8, 2011

Mr. Anthony F. Earley, Jr.

5000 Brookdale Road

Bloomfield Hills, MI 48304

Dear Tony:

On behalf of the Board of Director of PG&E Corporation, I am pleased to offer you the position of Chairman, Chief Executive Officer, and President of PG&E Corporation. The terms of this offer, and your hire, have been approved by the independent members of the Board of Director of PG&E Corporation. We are planning a start date of September 13, 2011 (your actual start date, the Start Date).

Your total annual compensation package will consist of the following:

1.	An annual base salary of $1,250,000, ($104,166.66/month) subject to ordinary withholdings.

2.	A one-time sign-on bonus of $1.5 million, which will be paid on your first payroll check, subject to ordinary withholdings. The sign-on bonus shall be subject to repayment if you voluntarily terminate your employment or are terminated by PG&E Corporation for “cause” (as defined below) within three years of your Start Date; provided that, the obligation to repay shall be forgiven as to 1/3 of the sign-on bonus after each anniversary of your Start Date for the first three years of service and shall be fully forgiven if you are terminated by the Company without cause or your employment terminates on account of death or disability.

3.	You are eligible to participate in the company’s Short-Term Incentive Plan (STIP) with a target participation rate of 100% percent of your eligible earnings (i.e., base salary). You must be on PG&E’s active payroll as of October 1 to be considered for a payout for that year at the sole discretion of the Compensation Committee. For 2011, awards would be paid on a pro-rata basis. The STIP is an at-risk component of pay that rewards employees annually, and is tied to company and individual performance. Thus, STIP awards are not guaranteed. The Compensation Committee retains full discretion to determine and award STIP payments to PG&E employees.

4.	You are eligible to receive an award under PG&E Corporation’s Long-Term Incentive Plan (LTIP) with respect to 2011. Your initial LTIP award will consist of

Mr. Anthony F. Earley, Jr.

August 8, 2011

40% restricted stock units (RSUs) that vest over a four-year period, and 60% performance shares that vest at the end of the performance period commencing on the Start Date and ending December 31, 2013, each subject to your continued employment with PG&E through the applicable vesting date(s). (The ultimate value of the performance shares will be determined at the end of the performance period based on the performance of PG&E Corporation stock relative to a group of comparable companies as determined by the Compensation Committee in its sole discretion). Your LTIP award will be awarded to you on your Start Date, unless that date occurs during a “trading blackout” period, in which case, your LTIP award will be awarded to you on the first business day after the trading blackout ends.

Your LTIP award will have a grant date value of $2,000,000. This value is used for the purpose of determining the number of units of your award. The ultimate value that you realize through the LTIP will depend on your employment status and the performance of PG&E Corporation common stock. You will receive additional details on the LTIP at the time of your award.

You will vest in the LTIP awards in accordance with the same schedules normally applicable to executives. In addition, provided that you complete three years of employment with PG&E Corporation, with respect to all LTIP grants (including future grants), you will be entitled to “pro rata vesting” in your LTIP awards in the event that your employment is terminated for reasons other than your voluntary termination or termination for cause (defined below). As used herein, “pro rata vesting” means that your LTIP award (including any vesting you have already earned at the time of termination) will equal X (where X equals your days of service with PG&E Corporation in the applicable vesting period (through the date of termination) divided by the potential number of days of service in the entire vesting period of the applicable LTIP award) times (a), in the case of RSUs, the number of RSUs subject to the applicable LTIP award or (b), in the case of performance shares, the number of performance shares, if any, earned based on actual performance through the end of the normal performance period. With respect to performance shares, the pro rata portion of the earned performance award, if any, will be paid at the same time performance shares are scheduled to be paid out to active employees. With respect to RSUs, the RSUs will continue to be settled and paid to you on the same time schedule and at the rate that would be normally applicable (absent your termination of employment) until the pro-rated amount is exhausted. By way of illustration with respect to RSUs, if you are awarded 100 RSUs, subject to vesting and payout at the rate of 20% per year on the first, second, and third, anniversaries of the date of grant, and 40% on the fourth anniversary, and you are terminated on the third anniversary of the date of grant year (i.e., 75% into the 4-year vesting period) at a time when you were 60% vested, you would receive an additional 15 shares of common stock on the fourth anniversary of the date of grant (representing 15% of additional vesting for a total of 75% vesting).

5.

You will also receive an additional one-time LTIP award with an initial value of $6 million. RSUs will comprise $2.5 million of the award, which will vest in equal annual installments on the first three anniversaries of your Start Date subject to

Mr. Anthony F. Earley, Jr.

August 8, 2011

your continued employment with PG&E Corporation through the applicable vesting dates. Performance shares will comprise $3.5 million of the award, which will vest, to the extent earned, at the end of a three-year performance period commencing with the Start Date subject to your continued employment with PG&E Corporation through the end of such performance period. (The ultimate value of the performance shares will be determined at the end of the performance period based on the performance of PG&E Corporation stock relative to a group of comparable companies as determined by the Compensation Committee). The date of your LTIP award under this paragraph 5 will occur on the same date as the date of your LTIP award under paragraph 4 above. You will vest on a pro-rata basis (per the methodology set forth in paragraph 4 above) in this LTIP award if your employment voluntarily or involuntarily terminates during the vesting period (other than termination by PG&E Corporation for cause), and payment of any amounts vested on account of such termination shall occur at the time and in the manner described in the last paragraph of paragraph 4, i.e., payment of vested RSUs and performance shares will occur on the normally applicable payment dates.

6.

You also will be eligible for additional LTIP awards, which typically are granted in March of each year. Currently, with respect to the position of Chair, CEO, and President these LTIP awards consist 40% of RSUs (which also vest over a four-year period, with a larger percentage vesting in the 4th year) and 60% in performance shares. The Company retains full discretion as to the approval of LTIP award form, amounts and terms.

7.	Participation in the PG&E Corporation Retirement Savings Plan (RSP), a 401(k) savings plan. You will be eligible to contribute a percentage of your salary on either a pre-tax or after-tax basis, subject to the applicable plan and legal limits. Under current plan terms, we will match contributions up to 6% of your salary at 75 cents on each dollar contributed, subject to applicable plan and legal limits.

8.	With respect to benefits at retirement, conditioned upon meeting plan requirements, you also will be eligible for retirement benefits under the Company’s retirement (pension), post-retirement life insurance and retiree medical plans, subject to the terms of such plans.

9.	Participation in the PG&E Corporation Supplemental Executive Retirement Plan (SERP). The basic benefit payable from the SERP at retirement is a monthly annuity equal to the product of 1.7% x (average of the three highest years’ combination of salary and annual incentive for the last ten years of service) x years of credited service x 1/12. This benefit will be offset by benefits provided under the qualified retirement plan. Vesting in the SERP is immediate.

10.	Participation in the PG&E Corporation Supplemental Retirement Savings Plan (SRSP), a non-qualified, deferred compensation plan. You may elect to defer payment of some of your compensation on a pre-tax basis. The Company will provide you with full matching contributions that cannot be provided through the RSP due to IRS limitations imposed on highly compensated employees.

Mr. Anthony F. Earley, Jr.

August 8, 2011

11.	You have agreed that you will not participate in the PG&E Officer Severance Policy. In exchange, PG&E Corporation agrees to pay your reasonable relocation costs for relocation to Detroit following employment. All such payments will be made no later than the calendar year following the calendar year of your separation from service (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended).

12.	For the purpose of this agreement, “cause” is based on the definition in the PG&E Officer Severance Policy and means that PG&E Corporation acting in good faith based upon information then known to it, determines that you have engaged in, committed, or are responsible for (1) serious misconduct, gross negligence, theft, or fraud against PG&E Corporation and/or its affiliates; (2) refusal or unwillingness to perform your duties; (3) inappropriate conduct in violation of PG&E Corporation’s equal employment opportunity policy; (4) conduct which reflects adversely upon, or making any remarks disparaging of, PG&E Corporation, its Board of Directors, Officers, or employees, or its affiliates or subsidiaries; (5) insubordination; (6) any willful act that is likely to have the effect of injuring the reputation, business, or business relationship of PG&E Corporation or its subsidiaries or affiliates; (7) violation of any fiduciary duty; or (8) breach of any duty of loyalty.

13.	An annual vacation allotment of four weeks, subject to future increases based on length of service in accordance with the applicable policies of PG&E Corporation. In addition, PG&E Corporation recognizes ten paid company holidays and provides three floating holidays immediately upon hire and at the beginning of each year. For the balance of 2011, following your Start Date, you will be allotted two weeks of vacation.

14.	An annual perquisite allowance of $35,000 to be used in lieu of individual memberships in clubs and civic organizations. You will receive a prorated portion of this amount for your first year.

15.	Participation in PG&E’ Corporation’s health benefits program which permits you to select coverage tailored to your personal needs and circumstances. The benefits you elect will be effective the first of the month following your Start Date and upon receipt of completed enrollment forms.

16.	Our employment offer also includes a comprehensive executive relocation assistance package. The major components include reimbursement of the closing costs associated with the sale and purchase of your principal residence, the move of your household goods, two house hunting trips, up to six months of corporate housing (if you are still financially responsible for the former residence), reimbursement of final trip costs to San Francisco, and a $7,000 allowance. Some of our relocation benefits may constitute additional income to you and are subject to personal income tax. Other than benefits that relate to purchasing a home, the foregoing benefits will be available to you if you elect to lease rather than purchase a home in the San Francisco Bay Area.

Mr. Anthony F. Earley, Jr.

August 8, 2011

Additionally, while you are employed with PG&E Corporation, if you finance the purchase a home in the San Francisco Bay Area in connection with your relocation, we will provide you an annual payment of $100,000 for up to 3 years, to assist with your mortgage expenses in connection with such purchase in accordance with the applicable PG&E Corporation policy. The payment will coincide with the first mortgage payment.

The subsidy is considered income and will be subject to all appropriate withholding taxes. The taxes are your responsibility.

Nothing in this letter shall limit PG&E Corporation’s ability to amend its employee benefit programs, plans, policies and arrangements in accordance with their terms.

This offer is contingent upon your passing a comprehensive background verification, including a credit check, security clearance assessment and a standard drug analysis test. We will also need to verify your eligibility to work in the United States based on applicable immigration laws.

Tony, we very much look forward to welcoming you as Chairman, CEO and President of PG&E Corporation. We would appreciate receiving your written acceptance of this offer as soon as possible.

Sincerely,

MARYELLEN HERRINGER

Maryellen Herringer

Interim Lead Director

This is to confirm my acceptance of PG&E Corporation’s

Offer as Chairman, CEO and President as outlined above.

ANTHONY F. EARLEY, JR. 8/8/11